UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response . . . . . . . 1.50

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number             001-31625

William Lyon Homes	(Formerly) New York Stock Exchange
[See Table of Additional Registrants on Following Page]
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4490 Von Karman Avenue, Newport Beach, CA 92660 (949) 833-3600

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Guarantees of 7 1/2% Senior Notes due February 15, 2014 of William Lyon Homes, Inc.

(Formerly Symbol: WLS 14, CUSIP # 552075 AC 7)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(l)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

This Form 25 is being filed to clarify that the 2006 delisting and deregistration from the New York Stock Exchange of the 7½% Senior Notes due February 15, 2014 of William Lyon Homes, Inc., a California corporation, as reflected by the Form 25 filed by William Lyon Homes, Inc. on August 28, 2006, also applied to the guarantees of the notes by its parent, William Lyon Homes, and by all of the additional guarantor registrants listed herein, effective as of that same date.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table of Additional Registrants

The guarantees of the following additional registrants were also delisted:

Name of Guarantor Registrant	Jurisdiction of Organization or Incorporation	IRS Employer Identification Number
California Equity Funding, Inc.	California	33-0830016
Duxford Financial, Inc.	California	33-0640824
HSP, Inc.	California	33-0636045
Lyon Montecito, LLC	California	75-3101931
OX I Oxnard, L.P.	California	33-0960120
PH-LP Ventures	California	33-0799119
PH-Rielly Ventures	California	33-0827710
PH Ventures-San Jose	California	33-0785089
Presley CMR, Inc.	California	33-0603862
Presley Homes	California	33-0905035
St. Helena Westminster Estates, LLC	Delaware	33-0842940
Sycamore CC, Inc.	California	33-0981307
WLH Enterprises (Formerly The Ranch Golf Club Co.)	California	33-0013333
William Lyon Southwest, Inc.	Arizona	86-0978474

[Signature Pages Follow]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

WILLIAM LYON HOMES

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Senior Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

CALIFORNIA EQUITY FUNDING, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Director, Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

DUXFORD FINANCIAL, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Treasurer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

HSP, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Treasurer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

LYON MONTECITO, LLC

By:	WILLIAM LYON HOMES, INC., Its Sole Member

	By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

OX I OXNARD, L.P.

By:	WILLIAM LYON HOMES, INC., Its General Partner

	By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

PH-LP VENTURES

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

PH-RIELLY VENTURES

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

PH VENTURES-SAN JOSE

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

PRESLEY CMR, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

PRESLEY HOMES

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

ST. HELENA WESTMINSTER ESTATES, LLC

By:	WILLIAM LYON HOMES, INC., Its Sole Member

	By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

SYCAMORE CC, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

WLH Enterprises

By:	WILLIAM LYON HOMES, INC., Its General Partner

	By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, William Lyon Homes certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated as of March 12, 2007.

WILLIAM LYON SOUTHWEST, INC.

By:	/s/ W. DOUGLASS HARRIS
W. Douglass Harris Vice President and Corporate Controller